April 25, 2025
VIA EDGAR
CONFIDENTIAL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Dale Welcome and Kevin Stertzel

Re:	Alpha & Omega Semiconductor Limited
Form 10-K for the Fiscal Year Ended June 30, 2024
Filed August 23, 2024
Form 8-K filed November 25, 2024
Form 8-K filed February 5, 2025
File No. 001-34717

Dear Mr. Welcome and Mr. Stertzel:
On behalf of Alpha & Omega Semiconductor Limited (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated April 11, 2025, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2024 (the “Form 10-K”) and the Company’s Current Reports on Form 8-K filed on November 25, 2024, and February 5, 2025 (the “Form 8-Ks”).
For the Staff’s convenience, we have reproduced the comments below in bolded and italicized text, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended June 30, 2024
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Income Tax Expense - Fiscal 2024 vs 2023, page 52

1.
Based upon your effective tax rate reconciliation in Note 12, there appears to be material factors impacting your net tax benefit for the year ended June 30, 2024, including, but not limited to, foreign taxes, tax credits, and non-deductible executive compensation. Please tell us, and revise your narrative in future filings to address, the underlying reasons these items impacted your effective tax rate during fiscal 2024 so that readers

Morgan, Lewis & Bockius llp
1400 Page Mill Road
Palo Alto, CA 94304	+1.650.843.4000
United States	+1.650.843.4001

Securities and Exchange Commission
April 25, 2025

can fully understand the variances and assess the continuing impact on your company. Refer to Item 303(b)(2) of Regulation S-K.
Response: The Company acknowledges the Staff’s comment and respectively advises the Staff that the Company incurred tax expense of $3.6 million for fiscal 2024 as compared to $5.9 million tax expense for 2023. The primary reason for the $2.3 million change in tax expense during fiscal 2024 as compared to 2023 was due to the $2.3 million difference in foreign tax differentials, which was what the Company explained and disclosed in the MD&A on Page 52 of the Form 10-K.  The dollar amount differences in tax credits and non-deductible executive compensation for both fiscal years were immaterial.  The reason for the large percentage differences in the effective tax rate reconciliation in Note 12 was primarily due to the smaller amount of pretax book loss of $2.6 million as the denominator in the calculation of effective tax rate reconciliation in fiscal 2024, as compared to the larger amount of pretax book income of $19.7 million in fiscal 2023, which net value is approximately 7.6 times higher than the pretax book loss in fiscal 2024. Therefore, the percentage impact on the effective tax rate in fiscal 2024 is approximately 7.6 times higher than in fiscal 2023, simply due to the large variance in pretax book income/loss between the two years. The Company has already disclosed this factor in the current disclosures on Page 52 and does not believe additional clarification or explanation is needed in the MD&A.  Similarly, the Company does not believe it is necessary to expand its disclosures in the MD&A to discuss the reconciliation in Note 12 to the Consolidated Financial Statements.

The Company will continue to provide narrative in future filings in accordance with Item 303(b)(2) of Regulation S-K.

Form 8-K filed November 25, 2024
Appointment of New Independent Registered Public Accounting Firm

2.
We note from your disclosure that you consulted with Deloitte, on technical accounting and internal control matters, prior to engaging them to be the principal accountant to audit your financial statements. In this regard, please amend your Item 4.01 Form 8-K to provide the disclosures required by Item 304(a)(2)(ii)(A)-(D) of Regulation S-K, or tell us why these disclosures are not required.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, during the Company’s two most recent fiscal years or any subsequent interim period through the date of appointment, the services provided by Deloitte & Touche LLP (“Deloitte”) did not constitute consultations that would be required to be disclosed under Item 304 (a)(2) of Regulation S-K. The matters on which the Company engaged with Deloitte were routine in nature and included oral advice and comments on the accounting treatment prepared by the Company for various

Securities and Exchange Commission
April 25, 2025

transactions including the accounting for (i) a customer revenue contract, (ii) an equipment lease agreement, and (iii) the issuance of certain equity awards. No written accounting memorandums were prepared by Deloitte, and the Company took responsibility for all accounting positions. For the sake of completeness, the Company provided additional disclosures in the Form 8-K to describe such engagement with Deloitte. The Company did not engage or consult with Deloitte regarding any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K and related instructions). Accordingly, the Company believes that the current disclosure in the Form 8-K complies with Item 304(a)(2)(ii)(A)-(D) of Regulation S-K and no amendment to the Form 8-K is required.
Form 8-K filed February 5, 2025
Exhibit 99.1
Business Outlook for Fiscal Q3 Ending March 31, 2025

3.
Your earnings release discloses forward looking guidance including non-GAAP gross margin and non-GAAP operating expenses. Please revise future filings to provide the reconciliations required by Item 10(e)(1)(i)(B) of Regulation S-K or revise your disclosure to state that a reconciliation cannot be provided without unreasonable effort, if appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and note that in its future earnings releases and filings, it intends to include a reconciliation of any non-GAAP forward-looking financial guidance or  to disclose that such reconciliation cannot be provided without unreasonable effort pursuant to Item 10(e)(1)(i)(B) of Regulation S-K.

Please do not hesitate to contact the undersigned at +1.650.843.7263 with any questions you may have regarding this confidential submission.
Very truly yours,
/s/ Albert Lung

cc:	Yifan Liang, Chief Financial Officer and Corporate Secretary, Alpha & Omega Semiconductor Limited